AM 8/30 2005

CM 8.30





05043994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2005 Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1943 and Rule 17a-5 Thereunder

REPORT FOR THE PEROID BEGINNING 7/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

RECEIVED AUG 29 2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Investment Counsel, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway, Suite 300
(No. and Street)

Elm Grove,	Wisconsin	53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Peterson (414) 785-1377
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hau & Associates, S.C.
(Name – if individual, state last, first, middle name)

1208 West Layton Avenue,	Milwaukee,	Wisconsin	53221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form displays a currently valid JMB control number.

am
CH 8/31/05

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary in any account classified soley as that of a customer, except as follows:


GLORIA M. GESTL
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public 8/17/05

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY INVESTMENT COUNSEL, LTD.

ANNUAL AUDIT REPORT

JUNE 30, 2005 AND JUNE 30, 2004

Prepared by:
Hau & Associates, S.C.
Certified Public Accountants
1208 West Layton Avenue
Milwaukee, WI 53221

LIBERTY INVESTMENT COUNSEL, LTD.

TABLE OF CONTENTS

JUNE 30, 2005 AND JUNE 30, 2004

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

August 16, 2005

To the Board of Directors of
Liberty Investment Counsel, Ltd.

We have audited the accompanying balance sheets of Liberty Investment Counsel, Ltd. (a Wisconsin Corporation) as of June 30, 2005 and June 30, 2004, and the related statements of operations, retained earnings, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2005 and June 30, 2004, and the results of its operations and its cash flows for the fiscal years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 – 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hau & Associates, S.C.

1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

LIBERTY INVESTMENT COUNSEL, LTD.
BALANCE SHEETS
AS OF JUNE 30, 2005 AND JUNE 30, 2004

	June 30, 2005			June 30, 2004		
ASSETS	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - Note 3	$ 9,588	$ -	$ 9,588	$ 9,281	$ -	$ 9,281
Commissions receivable	4,521	502	5,023	6,635	738	7,373
Payroll advance	-	-	-	-	160	160
Prepaid expenses and fees	-	866	866	-	1,251	1,251
Total current assets	$ 14,109	$ 1,368	$ 15,477	$ 15,916	$ 2,149	$ 18,065
Other Assets:						
Deferred tax asset - Notes 1 and 4	-	510	510	-	584	584
Total assets	$ 14,109	$ 1,878	$ 15,987	$ 15,916	$ 2,733	$ 18,649
LIABILITIES AND STOCKHOLDER'S EQUITY						
Current Liabilities:						
Commissions payable - Note 8			$ 4,521			$ 6,635
Accounts payable			-			-
Payroll taxes payable			-			814
Corporate income tax payable -			-			-
Notes 1 and 4			-			-
Total current liabilities			$ 4,521			$ 7,449
Stockholder's Equity:						
Common stock - no par value 3,000 shares authorized; 3,000 shares issued and outstanding, including treasury stock			$ 12,000			$ 12,000
Less: Treasury stock - 1,500 shares at cost - Note 6			(6,000)			(6,000)
Retained earnings			5,466			5,200
Total stockholder's equity			11,466			11,200
Total liabilities and stockholder's equity			$ 15,987			$ 18,649

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
FOR THE FISCAL YEARS ENDED JUNE 30, 2005 AND JUNE 30, 2004

	Fiscal Year Ended June 30, 2005	Fiscal Year Ended June 30, 2004
Revenue:		
Investment advisory fees	$ 30,560	$ 40,156
Commissions	84,524	88,577
Net revenues	$ 115,084	$ 128,733
Expenses:		
Accounting	$ 4,350	$ 3,695
Bank service charges	38	224
Commissions to brokers - Note 8	69,035	70,978
Investment advisory commissions - Note 8	27,504	36,140
Office expense	314	928
Professional fees	200	200
Registration and license fees	1,793	1,345
Related payroll taxes	265	995
Rent expense - Note 8	7,500	-
Wages - office	3,402	11,939
Workers' compensation and Bond Insurance	512	819
Total operation expenses	$ 114,913	$ 127,263
Operating income (loss)	$ 171	$ 1,470
Other income (expenses):		
Interest	-	22
Other income	169	-
Income (loss) before taxes	$ 340	$ 1,492
Income tax expense (credit) - Note 4	74	323
Net income (loss) for fiscal year	$ 266	$ 1,169
Retained earnings - beginning of fiscal year	5,200	4,031
Retained earnings - end of fiscal year	$ 5,466	$ 5,200

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 2005 AND JUNE 30, 2004

	Fiscal Year Ended June 30, 2005	Fiscal Year Ended June 30, 2004
Cash flows from operating activities:		
Net income (loss)	$ 266	$ 1,169
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense (credit)	74	323
Change in assets and liabilities:		
Decrease (increase) in:		
Commissions receivable	2,350	(4,106)
Payroll advance	160	(160)
Prepaid expenses and fees	384	(123)
Increase (decrease) in:		
Commissions payable	(2,114)	3,695
Accounts payable	-	(1,792)
Accrued wages	-	(292)
Payroll taxes payable	(814)	85
Corporate taxes payable	-	-
Net cash provided by (used for) operating activities	306	(1,201)
Net increase (decrease) in cash	306	(1,201)
Cash at beginning of fiscal year	9,281	10,482
Cash at end of fiscal year	$ 9,588	$ 9,281

*See Note 9 for additional cash flow disclosures.

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005 AND JUNE 30, 2004

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

Liberty Investment Counsel, Ltd. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Liberty Investment Counsel, Ltd. promptly forwards all funds received from customers in connection with its activities as a broker.

Method of Accounting

The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments.

The carrying amounts reported in the statements of financial position for cash and cash equivalents, and accounts receivable approximates the assets' fair value.

Allowance for Doubtful Accounts

Management believes all accounts to be collectible, and therefore, no allowance for doubtful accounts has been provided for in these financial statements.

Furniture, Improvements, and Related Depreciation

Depreciation of furniture and improvements is computed over estimated useful lives ranging from five to ten years using accelerated methods. There was no depreciation for the fiscal year ended June 30, 2005 or June 30, 2004.

Income Taxes

Income taxes are provided for in the financial statements based upon reported income adjusted for items representing a permanent difference between pretax accounting income and taxable income. Tax credits are reflected as reductions of income tax expense in the period in which such credits are realized.

Note 1 – Summary of Significant Accounting Policies (Cont'd)

Deferred Income Taxes

Deferred taxes arise from timing differences between income for financial reporting purposes and income for tax purposes. The deferred tax asset represents net operating loss carryforwards that are available to reduce future federal and state income taxes.

Note 2 – Organization

Liberty Investment Counsel, Ltd. was incorporated on April 14, 1981.

Note 3 – Cash

Cash at June 30, 2005 and June 30, 2004 as held in one non interest-bearing checking account.

	As of June 30	
	2005	2004
Checking	$ 9,588	$ 9,281
Total	$ 9,588	$ 9,281

Note 4 – Income Taxes

The following is a reconciliation of pre-tax accounting income, as shown for financial statement purposes, to taxable income as reported on the Company's federal and State income tax returns for the fiscal years ended June 30, 2005 and June 30, 2004:

	Fiscal Year Ended June 30, 2005		Fiscal Year Ended June 30, 2004	
	Federal	State	Federal	State
Pre-tax accounting income (loss)	$ 340	$ 340	$ 1,492	$ 1,492
Adjustments to accounting income:				
Timing differences:				
Accrued shareholder bonus	-	-	(1,500)	(1,500)
Subtotal	340	340	(8)	(8)
Less: Net operating loss carryforward	-	-	-	-
State income tax (as shown on tax return)	-	-	-	-
Subtotal	-	-	-	-
Taxable income	$ 340	$ 340	$ (8)	$ (8)

Note 4 – Income Taxes (Cont'd)

The following is a reconciliation of income taxes as shown on the tax return, to the tax provision reflected in the financial statements for the fiscal years ended June 30, 2005 and June 30, 2004:

	Fiscal Year Ended June 30, 2005		Fiscal Year Ended June 30, 2004	
	Federal	State	Federal	State
Income tax on above	$ -	$ -	$ -	$ -
Adjustment to prior year income tax	-	-	-	-
Subtotal	-	-	-	-
Reduction (increase) in deferred tax assets:				
On current income - Net operating loss	47	27	(1)	(1)
- Other timing differences	-	-	207	118
Income tax expense (credit)	$ 47	$ 27	$ 206	$ 117
Tax provision per financial statements	$ 74		$ 323	

As of June 30, 2005, the company has net operating loss carryforwards which will expire as follows in future years:

Expiration Date	Federal	State
June 30, 2017	-	2,340
June 30, 2019	-	9
June 30, 2022	2,340	-
June 30, 2024	9	-
Totals	$ 2,349	$ 2,349

Note 5 – Contingent Liabilities

Management has indicated that the Company was not involved in any litigation, either as defendant or as plaintiff, which would materially change the Company's financial position or results of operations.

Note 6 – Treasury Stock

On February 28, 1992, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 7 – Net Capital

Liberty Investment Counsel, Ltd. promptly transmits all customer funds generated in connection with its activities as a broker or dealer. The Company does not hold funds or securities or owe money to customers. Brokers who do not generally carry customers' accounts have to maintain net capital of not less than $5,000 in accordance with Section 15c3-1 of the Securities and Exchange Commission Rules (SEC Rules). Liberty Investment Counsel, Ltd. has complied with this section of the SEC Rules for the fiscal years ended June 30, 2005 and June 30, 2004.

As of June 30, 2005 and June 30, 2004, Liberty Investment Counsel, Ltd's excess net capital was $4,588 and $3,467, respectively.

Note 8 – Related Party Transactions

Commissions to Brokers, Investment Advisory Commissions, and Bonuses:

Commissions to brokers, investment advisory commissions, and bonuses included the following amounts for Richard C. Peterson.

	Fiscal Year Ended June 30	
Expense Category:	2005	2004
Commissions to brokers	$ 20,534	$ 14,632
Investment advisory commissions	27,504	30,933
Total	$ 48,038	$ 45,565

Mr. Peterson is the president and 100% shareholder of Liberty Investment Counsel, Ltd.

In addition, the Company paid Richard Peterson $7,500 towards rent and other general office expenditures related to the fiscal year ended June 30, 2005.

Note 9 – Additional Cash Flow Disclosures

Cash outlays (net refunds) for income taxes consisted of the following:

	Fiscal Year Ended June 30	
	2005	2004
Prior year's tax liability - Federal	$ -	$ -
- State	-	-
Cash outlay (net refund)	$ -	$ -

Note 10 – Risk Management

The company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions and natural disasters. The organization does not carry liability insurance.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FISCAL YEARS ENDED JUNE 30, 2005 AND JUNE 30, 2004

	Fiscal Year Ended June 30	
	2005	2004
Balance at beginning of fiscal year	$ 11,200	$ 10,031
Net income (loss)	266	1,169
Balance at end of fiscal year	$ 11,466	$ 11,200

* * * * * * * * * * * * * * * * *

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
AS OF JUNE 30, 2005 AND JUNE 30, 2004

	As of June 30	
	2005	2004
Balance at beginning of fiscal year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of fiscal year	$ -	$ -

LIBERTY INVESTMENT COUNSEL, LTD.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2005 AND JUNE 30, 2004

	As of June 30	
	2005	2004
Total stockholders' equity as shown on balance sheets	$ 11,466	$ 11,200
Less: Total non-allowable assets as shown on balance sheets	(1,878)	(2,733)
Net capital	$ 9,588	$ 8,467

* * * * * * * * * * * * * * * * *

COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT
AS OF JUNE 30, 2005 AND JUNE 30, 2004

	As of June 30	
	2005	2004
Net capital	$ 9,588	$ 8,467
Less: Minimum dollar net capital requirement - Note 7	(5,000)	(5,000)
Excess net capital	$ 4,588	$ 3,467

LIBERTY INVESTMENT COUNSEL, LTD.
RECONCILIATION OF THE UNAUDITED COMPUTATION OF NET CAPITAL TO THE AUDITED COMPUTATION OF NET CAPITAL AS OF JUNE 30, 2005 AND JUNE 30, 2004

	As of June 30	
	2005	2004
Unaudited net capital as shown on focus report	$ 9,977	$ 8,815
Adjustments to asset accounts - increase (decrease):		
Cash	1	(55)
Commissions receivable off-setting commissions payable	621	6,635
Adjustments to liability accounts - decrease (increase):		
Commissions payable	(4,521)	(6,635)
Accounts payable	-	-
Accrued wages	-	-
Payroll taxes payable	3,510	(293)
Audited net capital	$ 9,588	$ 8,467

* * * * * * * * * * * * * * * * *

RECONCILIATION OF THE UNAUDITED COMPUTATION OF EXCESS NET CAPITAL TO THE AUDITED COMPUTATION OF EXCESS NET CAPITAL AS OF JUNE 30, 2005 AND JUNE 30, 2004

	As of June 30	
	2005	2004
Unaudited excess net capital	$ 4,977	$ 3,815
Adjustments to asset accounts - increase (decrease):		
Cash	1	(55)
Commissions receivable off-setting commissions payable	621	6,635
Adjustments to liability accounts - decrease (increase):		
Commissions payable	(4,521)	(6,635)
Accounts payable	-	-
Accrued wages	-	-
Payroll taxes payable	3,510	(293)
Audited excess net capital	$ 4,588	$ 3,467

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

August 16, 2005

To the Board of Directors of
Liberty Investment Counsel, Ltd.

Subject: Internal Accounting Control

In planning and performing our audit of the financial statements of Liberty Investment Counsel, Ltd. for the fiscal year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, not to provide assurance on internal control

The management of Liberty Investment Counsel, Ltd. is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of June 30, 2005.

The Company claims exemption from Rule 15c3-3 under ¶ (k) (2) (I). The Company was in compliance with the conditions of the exemption as of June 30, 2005, and no facts came to our attention to indicate the exemption had not been complied with for the fiscal year then ended.

This report is intended solely for the information and use of management, the Board of Directors of Liberty Investment Counsel, Ltd. and the Securities and Exchange Commission.

Hau & Associates, S.C.

1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com